Exhibit 99.1

press release

ArcelorMittal announces the publication of third quarter 2021 Ebitda sell-side analyst consensus figures

29 October 2021, 17:30 CET

ArcelorMittal today announces the publication of its third quarter 2021 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of approximately 15-20 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
3Q 2021	18	$6,151

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the Group consensus outlined above are the following:

•	Barclays – Tom Zhang
•	CITI – Ephrem Ravi
•	Commerzbank - Ingo-Martin Schachel
•	Credit Suisse – Carsten Riek
•	Deutsche Bank - Bastian Synagowitz
•	Exane – Tristan Gresser
•	Goldman Sachs - Jack O’Brien
•	Groupo Santander - Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	ING - Stijn Demeester
•	Jefferies - Alan Spence
•	JPM – Luke Nelson
•	Kepler - Rochus Brauneiser
•	Keybanc - Phil Gibbs
•	Morgan Stanley - Alain Gabriel
•	Oddo - Alain Williams
•	Societe Generale – Christian Georges
•	UBS – Myles Allsop, Andrew Jones

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com